650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

Certain portions of this document have been omitted pursuant to a request for Confidential Treatment and, where applicable, have been marked with “[****]” to indicate where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

August 30, 2012

Via Secure E-mail

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram
Nudrat Salik
Rufus Decker

Re:	SolarCity Corporation

Confidential Draft Registration Statement on Form S-1

Submission No. 4

Submitted August 15, 2012

CIK No. 0001408356

Ladies and Gentlemen:

On behalf of our client, SolarCity Corporation (“SolarCity” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 22, 2012 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, SolarCity has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on August 15, 2012.

We have repeated the Staff’s comments below in boldface type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean SolarCity or its advisors, as applicable.

Please note that we have identified several statements in this letter for which we intend to request confidential treatment upon the first public filing of the Registration Statement. We have identified such statements in this letter with brackets and an accompanying footnote.

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Common Stock Valuations, page 60

1.	We note your response to comment four from our letter dated July 31, 2012. Please help us better understand your application of the market transaction method in your May and August 2011 common stock valuations. You weighted the market transaction method by 100% based on the terms of your Series F preferred stock financing at a price of $9.68. You also applied a non-marketability discount of 20%. Your valuations resulted in a fair value per common share of $5.07 at May 24, 2011 and $5.88 at August 9, 2011. Please help us better understand how you

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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arrived at these values based on the $9.68 price of the Series F preferred stock and discount of 20%. Please advise what other factors caused the fair value per common share to be lower than the price of the preferred stock.

SolarCity Response:

We supplementally advise the Staff that for each of our May 2011 and August 2011 common stock valuations, our business enterprise value, or BEV, was measured using the market transaction method, or MTM, based on the per-share price of our Series F preferred stock financing. Our negotiation with third parties in this arm’s-length transaction resulted in a per-share price of $9.68 for our Series F preferred stock. We considered this price to be the best indication of the value of our Series F preferred stock. We sold shares of our Series F preferred stock on these terms in June and July 2011, shortly after our May 2011 valuation (when the primary terms of the financing were known) and shortly before our August 2011 valuation. Because our capital structure is complex with different equity classes having different rights and preferences, the value of Series F cannot be applied directly to other equity classes. However, because there is a market indication of the value of Series F, that value can be used to derive the implied BEV of SolarCity and from that value, an indication of the value of other equity classes, based on an analysis of the rights and preferences, can be derived. We utilized the approaches to this analysis described in the AICPA Practice Aid, titled “Valuation of Privately Held Company Equity Securities Issued as Compensation” to allocate the BEV value to the various equity classes based on the analysis of their rights and preferences.

We calculated the various equity values at which allocation percentages change among each class of equity, or “breakpoints,” based on the rights and preferences of each class of stock. We then populated an option pricing model using these calculated breakpoints and performed a solve-for function in Excel whereby we solve for the equity value, under the given breakpoints, at which the model produces a value for Series F preferred stock equal to the per-share transaction price of $9.68. This model then used the solved-for equity value and produced a value for the aggregate equity of approximately [****] and [****] in our May 2011 and August 2011 valuations, respectively (i.e., the implied BEVs at the respective dates). In each case, as discussed on page 63, we used the guideline public company method to corroborate the BEV calculated under the MTM. However, the MTM was considered to be the best indication of value and was weighted 100%.

As discussed on page 62, we then allocated the BEV at each valuation date to the shares of preferred stock, common stock, warrants and options using an option pricing method, or OPM, based on each individual equity class’s rights, privileges and preferences as set forth in SolarCity’s certificate of incorporation. The OPM was determined to be the most appropriate method for determining the relative fair value, considering the stage of our development and the potential timing for a liquidity event at that time.

At the time of the May and August 2011 valuations, we had seven series of preferred stock, each with different liquidation and dividend preferences, but with the same conversion ratio. Our common stock is junior to all of these series of preferred stock with respect to the rights, preferences and privileges

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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afforded under our certificate of incorporation (in particular, the liquidation preferences), and holders of our common stock similarly have significantly fewer contractual rights. The holders of Series F, Series E-1 and Series E preferred stock have the right to receive aggregate liquidation preferences of approximately $20.0 million, $21.5 million and $24.0 million, respectively, prior and in preference to the holders of Series A, Series B, Series C and Series D preferred stock and the common stock. The holders of Series D preferred stock have the right to receive aggregate liquidation preference of approximately $30.1 million prior and in preference to the holders of Series A, Series B and Series C preferred stock and the common stock. The holders of Series C, Series B and Series A preferred stock have the right to receive aggregate liquidation preferences of approximately $21.9 million, $3.0 million and $2.3 million, respectively, prior and in preference to the common stock. The common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the company has funds available to make a liquidation preference meaningful and collectible by the stockholders. Furthermore, preferred stockholders will convert their shares into common shares only when the claim on net stockholders’ equity value of each fully diluted common share exceeds the liquidation preference value per share of preferred stock.

Under the OPM, the common stock is modeled to be a hypothetical call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the hypothetical call option. The following table sets forth certain key assumptions of the OPM for each of the May 2011 and August 2011 valuation dates, in addition to the breakpoints described above:

Key Assumption	May 2011	August 2011
Aggregate equity value	[****]	[****]
Time to liquidity event	1.39 years	1.2 years
Risk-free interest rate	0.33%	0.2%
Volatility over expected term	62.00%	58.00%
Dividend yield	0.00%	0.00%

Based on the OPM applied as described above, the allocated per share value for common stock was approximately $6.33 per share and $7.35 per share in our May 2011 and August 2011 valuations, respectively. Because these values are calculated in a model that does not consider potential discounts for lack of marketability, we then applied a discount for lack of marketability, or DLOM, of 20.0% to reflect the limited marketability characteristics of the common equity. This specific DLOM was determined to be reasonable for a minority interest in SolarCity’s common equity, particularly given that SolarCity’s preferred equity holders hold a considerable amount of control over any exit event and that common stockholders cannot market their securities in a liquid and efficient market. To corroborate the reasonableness of the 20.0% DLOM, we compared it to the results of several relevant studies and methodologies, including the following:

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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Methodology	May 2011	August 2011
Empirical Studies	20.0%-40.0%	20.0%-40.0%
Longstaff Model	31.8%	29.1%
European Protective Put	28.2%	24.4%
Asian Protective Put (GARPM)	18.4%	15.7%
Asian Protective Put (AASPM)	16.2%	14.1%

Following application of this 20.0% DLOM, our May 2011 and August 2011 valuations determined the value of our common stock to be $5.07 per share and $5.88 per share, respectively.

2.	The fair value of your common shares increased from $5.98 at October 25, 2011 to $10.74 at January 31, 2012, which represents an increase of approximately 80%. Please help us better understand the factors that caused such a significant increase in a three month time period as well as how you determined that none of this increase should have been reflected in the fair value of your common shares prior to January 31, 2012. Please provide us with a summary of each significant factor that impacted the fair value during this time period and correspondingly tell us the estimated amount by which each factor impacted the fair value. Your explanation should address what impact the change in methodology had on the fair value per common share.

SolarCity Response:

We supplementally advise the Staff that two significant events principally accounted for the increase in our common stock valuation between our October 25, 2011 valuation and our January 31, 2012 valuation. As discussed on page 64, the first of these was the pending Series G preferred stock financing. We commenced preliminary valuation discussions with the eventual lead investors in the Series G financing in late December 2011. The range of potential valuations discussed with these third-party investors in an arm’s-length transaction indicated that a significant step-up in valuation from the prior Series F preferred stock financing was likely. Our next common stock valuation, effective as of January 31, 2012, took this information into account by using the anticipated effective price of the Series G preferred stock to calibrate our probability-weighted expected return, or PWER, method (as further discussed below).

The second event that accounted for the significant common stock valuation increase during this period was that we commenced our internal preparation for an initial public offering. We held an organizational meeting with prospective underwriters in late December 2011 and commenced drafting a registration statement for the offering shortly thereafter. As a direct result of these circumstances, and our increased ability to identify the most likely liquidity events, including the timing, probabilities of each and potential equity values for each scenario based in part on the anticipated Series G valuation range, we selected the PWER method as the principal equity allocation method in determining our common stock valuation in January 2012. This was a change in equity allocation methodology from our previous valuations.

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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We considered four basic scenarios under our PWER analysis. The following table summarizes these scenarios and the related key assumptions of each:

	Near-Term IPO	Medium-Term IPO	Long-Term IPO	Dissolution
Value:	[****]	[****]	[****]	[****]
Timing:	0.41 year	0.92 year	1.41 years	1.41 years
Discount Rate for Common Shares:	15.0%	15.0%	15.0%	15.0%
Probability:	30.0%	30.0%	30.0%	10.0%

In each scenario, the likely actions of the preferred investors were analyzed, including whether such investors would choose to convert their shares or accept the applicable liquidation preference. In each scenario, the resulting proceeds to preferred equity were deducted from the aggregate equity value in order to determine the available proceeds for common stockholders, including expected dilution due to warrants and options. These amounts were then discounted to their present value at the indicated rates and combined into an expected value using the probabilities indicated above. We then applied a discount for lack of marketability of 15.0%, based on a similar method to that described in our response to Comment No. 1 above. This methodology determined the fair value of our common stock as of January 31, 2012 to be $10.74.

Because the PWER method integrated the estimated Series G valuation into our analysis, and because the decision to apply the PWER method directly resulted from the pendency of our initial public offering process, we do not believe it is possible to clearly separate the quantitative impact of each of these factors on our resulting common stock valuation determination. Instead, it simply was the rapid confluence of these positive developments that resulted in this significant increase in common stock valuation.

3.	Please provide us with computations which show how you arrived at the fair value per common share of $5.92 effective as of September 14, 2011 as well as $5.98 effective as of October 25, 2011. These computations should include the fair value determined based on each methodology used as well as show how you combined each of these methodologies to arrive at the final fair value. Please also tell us how you determined the appropriate percentage to weight each method.

SolarCity Response:

We supplementally advise the Staff that for each of our September 2011 and October 2011 common stock valuations, our business enterprise value, or BEV, was measured using the guideline public company method, or GPCM, weighted at 90% and the income approach using the discounted cash flow method, or DCF, weighted at 10%. Given the high levels of growth expected for SolarCity, the long-term expectations were difficult to forecast as of each valuation date. Therefore, less weight was

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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assigned to the DCF method in deriving the BEV. In any event, as discussed below, the BEVs derived on each respective valuation date under each of these two approaches differed from one another by relatively modest amounts.

GPCM

Using the observable variables and value indicators from the same group of six guideline public companies at each valuation date, we determined that an appropriate forward cash adjusted multiple of enterprise value/revenue was the most relevant value indicator. We relied on cash-exclusive multiples, and we selected forward multiples because SolarCity expected to achieve significant revenue growth in the near term, given its development stage. Although most or all of the guideline companies’ stock prices had recently fallen preceding the applicable valuation date, we also considered company-specific factors in selecting the valuation multiple for SolarCity. For example, as discussed on page 64, one of the notable company-specific factors during this timeframe was our announcement of the SolarStrong project; however, we had anticipated this project for some time and it was reflected in our financial projections.

The following summarizes the selected multiples on each of the valuation dates:

	September 2011		October 2011

	Multiples (Mean)	Selected Multiples	Multiples (Mean)	Selected Multiples
Forward Revenue:	2.4x	3.0X	2.2x	2.5x

After arriving at a preliminary enterprise value, cash was added to arrive at a cash-adjusted enterprise value, then debt was subtracted to arrive at an aggregate equity value on a minority, marketable basis. The results of these analyses at each valuation date are set forth below under “Conclusions.”

DCF

The DCF method used in our valuation analysis is an invested capital value method using a revenue multiple for the terminal year cash flow. We based this analysis on the financial projections available at each valuation date, including revenue, cost of revenue, operating expenses, income taxes, investment in working capital, capital expenditures and depreciation, as well as a comparison of these projections to certain industry data. The discrete year cash flows were discounted to present value using a selected discount rate of 19.0%. Based on the forward revenue multiples observed among the guideline public companies, at each valuation date we applied a discount to the selected forward revenue multiple in the market approach analysis to reflect that the exit would be farther than the next-twelve-months as implied by the multiples. The selected exit revenue multiple of 1.0x was applied to the latest-twelve-month revenue to arrive at a terminal value that was then discounted to present value. We summed the present values of the discrete years’ cash flows and the present value of the terminal value to arrive at an indicated value of invested capital before adjustments. We then (i) added our cash balance to the indicated enterprise value from operations, (ii) added the present value of our net operating loss carry-forwards to the indicated enterprise value from operations and (iii) subtracted our interest-bearing debt balance to arrive at the total equity value of the Company. The results of these analyses at each valuation date are set forth below under “Conclusions.”

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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Conclusions

The following table sets forth the computations showing the BEVs derived under each of the two approaches described above, as well as our method of combining these BEVs at each valuation date, based on the respective weighting we assigned:

	September 2011		October 2011
	Weighting	Fair Value Indication of Equity	Weighting	Fair Value Indication of Equity
Market Approach—GPCM:	90.0%	[****]	90.0%	[****]
Income Approach—DCF Method:	10.0%	[****]	10.0%	[****]

Indicated Fair Value of Equity:		[****]		[****]

As discussed on page 62 and in our response to Comment No. 1, we then allocated the combined BEV at each valuation date to the shares of preferred stock, common stock, warrants and options using an option pricing method, or OPM, based on each individual equity class’s rights, privileges and preferences as set forth in SolarCity’s certificate of incorporation. The OPM was determined to be the most appropriate method for determining the relative fair value, considering the stage of our development and the potential timing for a liquidity event at that time.

As discussed in greater detail in our response to Comment No. 1 above, the OPM uses the Black-Scholes option-pricing model to price a hypothetical call option. The following table sets forth certain key assumptions of the OPM for each of the September 2011 and October 2011 valuation dates, in addition to the breakpoints described in our response to Comment No. 1 above:

Key Assumption	September 2011	October 2011
Aggregate equity value	[****]	[****]
Time to liquidity event	1.05 years	1.19 years
Risk-free interest rate	0.1%	0.1%
Volatility over expected term	61.00%	68.5%
Dividend yield	0.00%	0.00%

Based on the OPM applied as described above, the allocated per share value for common stock was approximately $7.40 per share and $7.48 per share in our September 2011 and October 2011 valuations, respectively. We then applied a discount for lack of marketability, or DLOM, of 20.0% to reflect the limited marketability characteristics of the common equity. This specific DLOM was determined to be reasonable for a minority interest in SolarCity’s common equity, particularly given that

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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SolarCity’s preferred equity holders hold a considerable amount of control over any exit event and that common stockholders cannot market their securities in a liquid and efficient market. To corroborate the reasonableness of the 20.0% DLOM, we compared it to the results of several relevant studies and methodologies, including the following:

Methodology	September 2011	October 2011
Empirical Studies	20.0%-40.0%	20.0%-40.0%
Longstaff Model	27.5%	29.3%
European Protective Put	24.5%	29.0%
Asian Protective Put (GARPM)	15.7%	19.0%
Asian Protective Put (AASPM)	13.9%	16.4%

Following application of this 20.0% DLOM, our September 2011 and October 2011 valuations determined the value of our common stock to be $5.92 per share and $5.98 per share, respectively.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

4.	We note your response to comment six from our letter dated July 31, 2012. Please also provide us with an analysis of actual cash payments made for inventory purchases compared to costs incurred for solar energy systems for the six months ended June 30, 2011.

SolarCity Response:

In response to the Staff’s comment, we analyze below the actual cash payments made for inventory purchases compared with the costs incurred for solar energy systems for the six months ended June 30, 2011.

Purchases of inventory and solar energy systems installation costs in the period	Six Months Ended June 30, 2011
Closing balance for inventory	$34,465

Inventory reserves	2,613

Add:
Cost of solar energy system sold to customers	13,726
Cost of solar energy systems sold under sale-leaseback arrangements	220
Costs incurred on solar energy systems, leased and to be leased	124,343

Total solar energy systems costs incurred in the period	138,289

Less: opening inventory balance	(30,217)

Purchases in the period for inventory and solar energy systems installation costs (transferred to A below)	$145,150

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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Payments made in a period
Opening balance of liability for inventory purchases and solar systems installations	41,734
Add: Purchases in the period for inventory and solar energy systems installation costs (from A above)	145,150

Less: Closing balance of liability for inventory purchases and solar systems installations	(39,149)

Payments made in the period	$147,735

The table above illustrates that the payments we made in the six months ended June 30, 2011 exceeded the amounts presented as cash outflows for solar energy systems, leased and to be leased, in our statement of cash flows. The excess was due to payments made as we amended terms with one of our suppliers, which we consider to have been a one-off event and not a change in our normal practice of matching payments with deployment of inventory to solar energy systems. The inventory paid for in this period was utilized within the year ended December 31, 2011, and there was no need for disclosure of non-cash transfer in the statement of cash flow statement for the year ended December 31, 2011.

5.	Given that the majority of your inventory costs ultimately relate to solar energy systems, leased and to be leased, please help us understand how you determined that all costs related to solar energy systems should initially be reflected in inventory as a current asset.

SolarCity Response:

In response to the Staff’s comment, we advise the Staff that our inventories are principally comprised of raw materials and some work in progress. Raw materials comprise component parts, mainly photo-voltaic panels and inverters that will be deployed to solar energy systems that will either be sold, leased to customers, or used to generate electricity that will be sold to customers. Work in progress comprise installations in progress and include component parts, labor and other costs incurred to date on systems that will be sold to customers and for which binding sales contracts have already been executed. For systems that we sell, once we sign a contract with a customer and commence installation, we transfer the component parts that are allocated to such systems to work in progress. We track any additional costs that we incur on the installation of these systems, including labor and overhead, under work in progress, which is a component of inventory. Work in progress comprises costs on systems that will only be sold to customers in the short term and we believe it is appropriately reflected as short term. For systems to be leased to customers, we start transferring components parts (panels, inverters, etc.) from inventory to construction in progress, a component of solar energy systems, leased and to be leased, once we sign a contract with a lease customer and as installation progresses. Additional costs incurred on these systems, including labor and overhead, are recorded within construction in progress, and not within inventory. Our raw materials inventory therefore comprises only the cost of components we have purchased that will be utilized on installations for either customers who purchase the systems outright or customers who lease the installed systems.

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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We further note for the Staff that the component parts that are held within inventory are not unique to systems to be sold or leased. These components are used in any of the systems we install. At the time of purchase of these component parts the ultimate use of these parts is not known. We typically do not order parts for specific installations as the component parts are the same, regardless of whether they are used on a solar system that is sold or leased. Additionally, even for systems that are leased to customers, they could be included in a transaction that is accounted for as a sale leaseback and hence be treated as a sale. It is therefore difficult at any time to determine whether a component part will be used in a system that is sold or leased or a system that is sold under a sale leaseback arrangement. We therefore hold the component parts in inventory as current asset until they are deployed to systems.

6.	Please help us better understand how costs related to solar energy systems are reflected on your cash flow statement. As cash payments are made for inventory, it appears that they are reflected as cash outflows from operating activities. In addition, it appears that as lease contracts are signed by a customer, the related inventory costs are reflected as a cash outflow from investing activities with a corresponding cash inflow to operating activities even though a cash transaction has not occurred at that particular time. If the actual payment for inventory purchases is made in a period different from the transfer of those inventory costs to solar energy systems, leased and to be leased, cash outflows related to the same solar energy system would be reflected twice on your cash flow statement, once as a cash outflow from operating activities in the period the actual cash payment is made and once as a cash outflow from investing activities in the period that the transfer from inventory to solar energy systems, leased and to be leased, occurs. In this regard, please advise how you determined it was appropriate to reflect transactions on your cash flow statement when a cash transaction had not occurred as well as what consideration you gave to cash outflows related to the same energy systems in some cases being reflected twice in your cash flow statement in different periods.

SolarCity Response:

In response to the Staff’s comment, we advise the Staff that we reflect the payments we make for the cost of solar energy systems, leased and to be leased, as a cash outflow from investing activities, while we reflect the payments for cost of systems that we sell as cash outflows from operating activities. We further advise the Staff that prior to December 2011, the value of our inventory holding was generally low in comparison to the cost of solar energy systems that were sold or capitalized as leased systems in each reporting period. For working capital management purposes, we negotiated payment terms with our vendors to try to match the payment we would make for inventory purchases with the deployment of inventory either to systems sold or leased. The components parts that comprise our inventory are not unique or earmarked for any type of system and we do not track the transfers of these parts from inventory to solar energy systems at the component part level. Due to the rate of utilization of these component parts, and given that we tried to match payments of these parts with the deployment, the components used in leased systems would normally be paid for once they have been transferred to solar energy systems construction in progress. Upon payment, we reflect the cash outflows for these items as cash flows for investing activities. We therefore believe that the payments for components that are deployed to solar energy systems that are leased are reflected in the statement of cash flows only once and are appropriately reflected as cash flows from investing activities, since they are paid for after they are released from inventory to the construction in progress, within cost of solar energy systems, leased and to

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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be leased. Other costs incurred on solar energy systems, such as labor and overhead, are captured and accumulated within construction in progress, a component of solar energy systems, leased and to be leased and are therefore properly reflected as cash outflows for investing activities upon payment.

We believe that there would not have been a significant value of inventory that was paid for in one period and used in the next or inventory used in one period and paid in the next. Based on analysis we provided to the Staff for previous comment No. 6 in our response letter dated August 15, 2012, we demonstrated that for the years ended December 31, 2010 and 2011, the total payments we make in a period for system that are sold or leased compares closely (within 1%) to the total costs we incur on such systems in any period. As a consequence, we had concluded that any noncash transactions would have been immaterial.

In December 2011, we acquired significant amounts of inventory which is being deployed to solar energy systems in 2012 and has been paid for in 2012. Since we present the statement of cash flows for the year to date interim period in 2012, the cost of the component parts deployed to leased solar energy systems would have been paid for in the same period that they are transferred to the cost of solar energy systems, leased and to be leased. We have therefore concluded that such payments are appropriately reflected in the six months period to June 30, 2012 as cash flows from investing activities. We note that there is a possibility that some of the inventory we will pay for in 2012 may be deployed in 2013. We will monitor this inventory and ensure that such amounts are not reflected as cash flows from investing activities for leased solar energy systems in 2013.

Note 2. Summary of Significant Accounting Policies

Inventories, page F-12

7.	Please expand your disclosures to provide additional clarity as to when costs are moved from inventory to solar energy systems, leased and to be leased. Please disclose how you determine which amounts are related to solar energy systems, leased and to be leased versus those amounts related to sales of solar energy system sales. Please also provide a rollforward of inventories for each period presented in your note to the financial statements. Your rollforward should separately show costs being moved from inventories to solar energy systems, leased and to be leased and those costs being moved from inventories to costs of solar energy system sales.

SolarCity Response:

In response to the Staff’s comment, we undertake to expand the disclosure in our next submission/filing to include the text and table set forth below. This disclosure will appear in Footnote 5, which currently begins on page F-25. We respectfully advise the Staff that the amounts included in the table below are preliminary and are subject to change once we finalize our analysis. Additionally, these amounts are subject to audit by our independent auditors, which process is now underway.

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

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Proposed new disclosure for Footnote 5:

Raw materials comprise component parts that include photo voltaic panels, inverters and other electrical components that will be deployed to solar energy systems that will either be sold or to solar energy systems, leased and to be leased. Work in progress comprise installations in progress and include component parts, labor and other overhead costs incurred up to the balance sheet date on systems that will be sold to customers and for which binding sales contracts have already been executed. For solar energy systems, leased and to be leased, the Company commences transferring components parts from inventory to construction in progress, a component of solar energy systems, leased and to be leased, once a lease contract with lease customer has been executed. Additional costs incurred on the leased systems, including labor and overhead, are recorded within construction in progress.

The changes in inventories consisted of the following (in thousands):

	As of and for the Year Ended December 31,		As of and for the Six Months Ended June 30,
	2010	2011	2012
			(unaudited)
Balance—beginning of period	$14,253	$30,217	$142,742
Inventory receipts	111,791	256,110	96,072
Direct costs and overhead costs incurred on systems to be sold	11,601	31,147	35,026
Transfers to solar energy systems sales and long term contracts	(21,523)	(35,323)	(53,852)
Transfers to systems sold under sale leaseback transactions	(7,277)	(7,104)	(12,500)
Transfers to solar energy systems, leased and to be leased	(78,762)	(127,350)	(68,164)
Inventory write-offs and other adjustments	134	(4,955)	(1,265)

Balance—end of period	$30,217	$142,742	$140,589

Note 11. Borrowings Under Bank Lines Credit, page F-29

8.	Your disclosures indicate that you breached covenants related to your revolving credit agreement which resulted in a default under your vehicle financing facility as of June 30, 2012. Please disclose whether the amounts are classified as current or long-term debt. Please address your consideration of ASC 470-10-45-1 in determining the appropriate classification.

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission August 30, 2012 Page 13	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0004

SolarCity Response:

In response to the Staff’s comment, we respectfully advise the Staff that we received a waiver for the breach before we submitted Submission No. 4 of the Registration Statement.

We respectfully advise the Staff that we had disclosed $25 million from the revolving facility as short term debt in the consolidated balance sheet on page F-3. We had also disclosed $2.9 million of the vehicle loan within the current portion of short-term debt in the consolidated balance sheet and $5.1 million within long-term debt, net of current portion in the consolidated balance sheet. In view of the waiver, and since we expect to comply with the covenants at future measurement dates within the next 12 months from June 20, 2012, we concluded that it would be appropriate to disclose the $5.1 million under the vehicle loan as long-term debt, in compliance with ASC 470-10-45-1.

Note 21. Commitments and Contingencies, page F-50

9.	We note your response to comment two from our letter dated July 31, 2012. Please tell us what consideration you gave to providing the disclosures called for by ASC 450-20-50 regarding the U.S. government’s investigation. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

SolarCity Response:

We supplementally advise the Staff that, while it is not feasible to predict the outcome of the investigation by the U.S. Department of Treasury’s Office of the Inspector General and the U.S. Department of Justice, in the Company’s opinion the likelihood of loss is remote. We have therefore concluded that this matter does not meet the disclosure requirements under ASC
450-20-50.

* * * *

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.

Securities and Exchange Commission August 30, 2012 Page 14	CONFIDENTIAL TREATMENT REQUESTED BY SOLARCITY CORPORATION: SCTY-0004

Please direct any questions with respect to the Registration Statement and this letter to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Steven V. Bernard
Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation

Robert D. Kelly, SolarCity Corporation

Seth R. Weissman, SolarCity Corporation

Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP

[****]	Confidential treatment has been requested for the bracketed portions. The confidential redacted portion has been omitted and filed separately with the Securities and Exchange Commission.